03 JAN -9 AM 9:49

MIRGOR

Buenos Aires, december 27, 2002

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

03003118

SUPPL

Attention: Special Counsel, Office of International Corporation Finance

Mirgor S.A.C.I.F.I.A.
Re: Rule 12g3-2(b) File N1 82-3941

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Dear Sir or Madam:

On behalf of Mirgor S.A.C.I.F.I.A., enclosed please find one copy of the financial statements of Mirgor S.A.C.I.F.I.A. as of and for the nine month period of the fiscal year N° 32, ended on September 30, 2002, together with an English translation thereof. The enclosed information is being furnished to the Securities and Exchange Commission (the Commisision) pursuant to the exemption from the Securities Exchange Act of 1934 (the Exchange Act) afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Mirgor S.A.C.I.F.I.A. is subject to the Exchange Act.

Very truly yours,

Lic Roberto G. Vazquez
President

dlw 1/23

03 JAN -- ...

United States Securities
and Exchange Commission
(U.S. "SEC")
File No. 82-3941

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MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA,

INMOBILIARIA Y AGROPECUARIA

EINSTEIN 1111 - RIO GRANDE

TIERRA DEL FUEGO

FINANCIAL STATEMENTS FOR THE FISCAL PERIOD BEGINNING

JANUARY 1, 2002 AND ENDED SEPTEMBER 30, 2002,

LIMITED REVIEW REPORT

U.S. SEC File
No. 82-3941

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BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRPERSON

Lic. Roberto Gustavo Vázquez

VICE-CHAIRPERSON

Mr. José Luis Caputo

DIRECTORS

Mr. Pablo Plesko
Mr. André Gold
Mr. Alejandro Carrera

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Mr. Bernard Clapaud
Mr. Jean Francois Vingre
Mr. Eduardo García Terán
Mr. Jorge Antonio Caputo

ERNST & YOUNG

Henry Martin, Lisdero y Asociados
Maipú 942 P.B. - C1006ACN
Buenos Aires, Argentina

Teléfono: (54-11) 4875-4875
Fax: (54-11) 4875-4990
www.ey.com

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LIMITED REVIEW REPORT

To the Shareholders and Directors of
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

We have reviewed the accompanying balance sheets of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of September 30, 2002, and 2001, and the related statements of income, changes in shareholders' equity and cash flows, notes 1 to 12, for the interim nine-month periods then ended. In addition, our limited review included testing the related Summary of Events and the consolidated balance sheets as of September 30, 2002, and 2001, as well as the consolidated statements of income and cash flows including the notes and exhibits C and H for the nine-month periods then ended. The referred financial statements are the responsibility of the Company's Board of Directors.

Our limited review was made in accordance with auditing standards effective in Argentina for such purpose as provided for in FACPCE (Argentine Federation of Professional Councils in Economic Science) Technical Resolution No. 7 and, therefore, it did not include all the procedures necessary to perform a complete audit of the abovementioned financial statements. A limited review of interim financial statements consists principally in applying analytical review procedures and making inquiries of executives and officers responsible for the Company's accounting matters. It is substantially less in scope than an audit conducted in accordance with current auditing standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As explained in Note 11 to the accompanying financial statements, the Argentine Government has introduced significant changes to the economic policy and it mainly resolved to change the exchange system established by Convertibility Law (currency board) in force since 1991. Also, the same note describes other measures known to date, which significantly affect the economic environment, some of which are still in the process of being drafted and regulated, including financial liability restructuring. The overall economic environment and regulations in force are subject to future changes as a result of the evolution of events. The accompanying financial statements should be read considering the circumstances described above.

ERNST & YOUNG

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Based on the limited review performed, we report that we are not aware of any material modifications that should be made to the financial statements mentioned in the first paragraph for them to be in conformity with professional accounting principles in force in Argentina. This representation should be read considering the uncertainties described in the prior paragraph and in note 1 related to the issues applicable to the financial statements as of September 30, 2002, the resolution of which may not be foreseen as of the date of this report:

In addition, we have no observations to make on matters within our competence regarding the information additional to the financial statements as required by Section 68 of Buenos Aires Stock Exchange Regulations and the Summary of Events prepared by the Company's Board of Directors.

Additional information:

a) The auditing standards and the professional accounting principles effective in Argentina, mentioned in the preceding paragraphs, are applicable in the City of Buenos Aires.

b) The financial statements mentioned in the first paragraph result from accounting books kept in their formal aspects in accordance with legal regulations and are recorded in the Inventories and Financial Statements Book, except as indicated in Note 10.

c) The referred financial statements have been prepared in accordance with the format and contents established in Law No. 19,550 and CNV (Argentine Securities Commission) General Resolution No. 368, as amended.

d) As of September 30, 2002, liabilities accrued in employer and employee contributions to the pension fund system under the Federal social Security Administration, as recorded in the Company's books, totaled ARS 85,922.30, none of which was due and payable as of that date.

Buenos Aires
November 8, 2002

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F.-R.A.P.U. Vol. I Fo. 7

Adolfo Lázara (Partner)
Public Accountant (U.B.A.)
C.P.C.E.C.F. Vol. LXIX Fo. 174

U.S. SEC File
No. 82-3941

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MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to of the articles of incorporation: August 22, 1997.

Date of termination of the articles of incorporation: May 31, 2070

FISCAL YEAR No. 32 BEGINNING JANUARY 1, 2002,

SUMMARY OF EVENTS

For the fiscal period ended September 30, 2002

(Figures stated in pesos – see Note 1)

1. *BRIEF COMMENT ON THE COMPANY'S ACTIVITIES DURING THE PERIOD*

The tight control policy to monetary expansion and foreign exchange control managed to slow down price hikes and at the same time muffled the inflationary impact brought about by the devaluation that took place after the currency board was lifted.

However, no banks fell during this period, as had been expected by sector specialists.

All these effects occurred even before the agreement with the International Monetary Fund was postponed and under serious political events blurring the outcome of next year's presidential elections.

In this framework, the members of the auto manufacturing industry held dramatic discussions with the Ministry of Economy to allow for the use of rescheduled deposits to acquire cars; which was only achieved in October and after many delays.

The comings and goings in making the system effective almost brought sales to a standstill in the domestic market, showing the lowest level in Argentine history.

Exports enabled production values to remain at less grave levels representing over 80% of the cars manufactured by auto-plants. In 2002, car production was reduced by 40% as compared to the same period the prior year while total auto-plan sales fell by 56%.

During the current year, Mirgor air conditioning equipment sales decreased by 32% (measured in units) but during Q3 2002 they increased by 7% as compared to Q3 2001. The sales recovery occurred during the period results from the increase in the market share of Mirgor's customers.

In pesos, consolidated billings exceeded that for the same quarter the prior year by 47% (calculated in constant pesos) as a result of the price increase agreed upon with customers to set off the effect of the devaluation on our costs.

After the reshuffling made by the Company when conditions changed, the due dates of payables to foreign vendors were rescheduled since they showed understanding of the difficulties posed by the devaluation and they believed in our promises.

Likewise, negotiations carried out with creditor banks were reasonable. As mentioned in note 11, such negotiations have not as yet been concluded.

2. *EQUITY STRUCTURE* (**figures related to the consolidated statements, stated in constant pesos – see note 1)**

	09/30/02	09/30/01	09/30/00	09/30/99	09/30/98
Current assets	76,675,381	78,352,612	103,689,360	108,118,532	154,916,691
Noncurrent assets	43,044,582	49,800,482	51,713,833	55,039,124	53,164,399
Total assets	119,719,963	128,153,094	155,403,193	163,157,656	208,081,090
Current liabilities	54,239,332	48,461,186	63,364,742	65,960,039	90,428,163
Noncurrent liabilities	3,824,878	-	-	-	12,736,975
Total noncurrent liabilities	58,064,210	48,461,186	63,364,742	65,960,039	103,165,138
Minority interest	3,690	5,687	5,738	223	973
Shareholders' equity	61,652,063	79,686,221	92,032,713	97,197,394	104,914,979
Total liabilities and Shareholders' equity	119,719,963	128,153,094	155,403,193	163,157,656	208,081,090

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3. INCOME STRUCTURE (figures related to the consolidated statements and stated in constant pesos – see note 1)

	09/30/02	09/30/01	09/30/00	09/30/99	09/30/98
Ordinary operating income (loss)	1,467,639	(2,177,362)	4,450,527	2,489,445	30,365,588
Financial expense	(13,917,610)	(3,661,608)	(4,958,744)	(3,455,351)	(2,176,491)
Other (expenses) / revenues	186,844	(708,364)	334,373	319,849	1,066,629
Minority interest gain (loss)	1,858	(42)	115	305	838
Ordinary income (loss), net	(12,261,269)	(6,547,376)	(173,729)	(645,752)	29,256,564
Extraordinary item	-	-	-	-	-
Minority interest loss	-	-	-	-	(210,880)
Income (loss), net	(12,261,269)	(6,547,376)	(173,729)	(645,752)	29,045,684

4. STATISTICAL DATA

Number of units	09/30/02		09/30/01		09/30/00		09/30/99		09/30/98	
	Quarter	Accum	Quarter	Accum	Quarter	Accum.	Quarter	Accum.	Quarter	Accum
Production (1)	42,760	94,750	47,674	150,823	59,826	169,697	88,082	187,149	98,453	252,540
Sales	21,068	47,257	15,141	54,682	55,468	124,230	60,011	109,994	48,612	131,017

5. RATIOS

	09/30/02	09/30/01	09/30/00	09/30/99	09/30/98
Current ratio	1.46	1.62	1.64	1.64	1.71
Debt-to-equity ratio	0.94	0.61	0.69	0.68	0.98
Gross profit margin	-0.1659	-0.0809	-0.0020	-0.0060	0.3800

(1) Including the one related to Interclima S.A.

6. EVOLUTION OF MARKET PRICE OF SHARES

January 2002	January 2001	February 2002	February 2001	March 2002	March 2001
4.10	4.30	4.10	4.20	4.10	4.20

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No. 82-3941

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April 2002	April 2001	May 2002	May 2001	June 2002	June 2001
4.50	4.00	4.60	3.95	4.30	4.10

July 2002	July 2001	August 2002	August 2001	September 2002	September 2001
5.40	4.10	5.20	4.10	6.00	4.10

7. PERSPECTIVES

The air conditioning equipment for Renault Clio has already started to be delivered and we have been provided with confirmation of firm exports to Volkswagen and General Motors, providing us with planning perspectives which will enable us to compensate the weakness of the domestic market.

The launch of the new system whereby cars may be purchased with Boden should boost sales (a 10,000 car unit sale increase is expected through the end of 2002); however, we expect demand to be met with units in stock.

While the above is taking place, business opportunities for substituting imports are being defined enabled by the foreign exchange rate thus allowing customers to analyze new proposals.

Río Grande, November 8, 2002.

MIRGOR S.A.C.I.F.I.A.

Lic. Roberto G. Vázquez
Chairman

U.S. SEC File
No. 82-3941

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MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

FINANCIAL STATEMENTS OF FISCAL YEAR No. 32 FOR THE NINE-MONTH PERIOD BEGINNING JANUARY 1, 2002, AND ENDED SEPTEMBER 30, 2002, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

REGISTERED OFFICE*:* Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to the articles of incorporation: July 1, 1994.
- Of the last amendment to the articles of incorporation: August 22, 1997.

Registration number with the IGJ (regulatory agency of business associations): 40,071

Expiry of the articles of incorporation: April 13, 2070.

Parent company: disclosed in note 7 to the stand-alone financial statements.

Capital structure: see note 3 to the stand-alone financial statements.

	PESOS
20,000,000 shares of common stock, face value, ARS 0.10 per share Subscribed, paid-in, issued, and registered with the Public Registry of Commerce	2,000,000

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2002, AND 2001
Figures stated in pesos – See note 1

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	3,055,140	1,249,952
Investments	2,228,553	3,360,641
Trade receivables	18,452,650	16,224,629
Taxes receivable	914,684	5,105,449
Other receivables	958,390	7,143,643
Inventories	51,065,964	45,268,299
TOTAL CURRENT ASSETS	76,675,381	78,352,613
NONCURRENT ASSETS		
Other receivables	2,146,070	-
Taxes receivable	6,003,678	9,035,785
Investments	43,088	86,070
Intangible assets – Note 1(e)b	483,353	828,464
Property, plant and equipment – Note 1(e)a	34,368,393	39,850,162
TOTAL NONCURRENT ASSETS	43,044,582	49,800,481
TOTAL ASSETS	119,719,963	128,153,094

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2002, AND 2001

Figures stated in pesos – See note 1

	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade payables	18,670,099	44,350,819
Financial payables	26,774,345	-
Employee benefits and taxes payable	1,310,090	2,614,177
Customer prepayments	4,099,786	-
Other payables	189,613	1,496,194
Allowances	1,282,899	-
TOTAL CURRENT LIABILITIES	52,326,832	48,461,190
NONCURRENT LIABILITIES		
Customer prepayments	3,273,214	-
Financial payables	2,464,164	-
	5,737,378	-
TOTAL LIABILITIES	58,064,210	48,461,190
Minority interest	3,690	5,687
SHAREHOLDERS' EQUITY	61,652,063	79,686,217
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	119,719,963	128,153,094

The notes to the consolidated and stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are integral part of and should be read together with these statements.

U.S. SEC File
No. 82-3941

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED STATEMENT OF INCOME RELATED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1

	2002	2001
Net sales (including VAT benefits amounting to 11,152,533 and 11,352,468)	90,145,765	77,095,031
Cost of goods sold	(80,206,443)	(67,529,672)
GROSS REVENUES	9,939,322	9,565,359
Administrative expenses	(6,679,705)	(9,323,940)
Selling expenses	(1,759,744)	(2,386,550)
Other expenses / revenues	186,844	(708,364)
Financial expense and holding losses		
From assets	(2,903,749)	(517,361)
From liabilities	(11,013,861)	(3,144,246)
Loss from long-term investments	(32,234)	(32,232)
SUBTOTAL	(12,263,127)	(6,547,334)
Income (loss) from third-party interest	1,858	(42)
ORDINARY INCOME FOR THE PERIOD, NET	(12,261,269)	(6,547,376)
	(12,261,269)	(6,547,376)

The notes to the consolidated and stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS RELATED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1

	2002	2001
CASH PROVIDED BY (USED IN) OPERATIONS		
Ordinary income (loss) for the period	(12,261,269)	(6,547,376)
Adjustments to reconcile income (loss) for the period with cash provided by (used in) operations		
Amortization/depreciation	4,266,410	4,570,145
Loss from PP&E sale	(29,109)	(20,393)
Minority interest	(1,858)	42
Allowance for impairment in value of inventories	4,163,930	174,027
Gain from short-term investments	711	-
Gain from long-term investments	32,236	32,232
Contingency provision	1,282,899	-
Impairment in value of PP&E paid in advance from exposure to inflation	711,567	-
Changes in assets and liabilities:		
Trade receivables	(2,396,327)	7,199,081
Inventories	(17,158,375)	(3,640,678)
Trade payables	6,868,029	(9,028,882)
Financial payables	(421,343)	-
Employee benefits and taxes (net of credits) payable	7,086,014	(320,800)
Customer prepayments	7,373,000	-
Other	930,013	(176,580)
CASH PROVIDED BY (USED IN) OPERATIONS	446,528	(7,759,182)

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS RELATED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1

	2002	2001
CASH USED IN INVESTMENT ACTIVITIES		
PP&E acquisition	(285,285)	(1,703,392)
Revenues from PP&E sales	91,449	45,900
Development investment	-	(245,491)
	(193,836)	(1,902,983)
FUNDS USED IN INVESTMENT ACTIVITIES		
Changes in cash, net	252,692	(9,662,165)
Cash at beginning of period	5,030,416	14,271,459
Cash at end of period	5,283,108	4,609,294

The notes to the consolidated and stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are integral part of and should be read together with these statements.

U.S. SEC File
No. 82-3941

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002, AND 2001

Figures stated in pesos – See note 1

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Applicable accounting standards

The financial statements as of September 30, 2002, and 2001, have been prepared following CNV (Argentine Securities Commission) General Resolution No. 368 guidelines, within effective professional accounting standards with the restrictions and additions provided for in Exhibit I to Book No. 7 "Informative System" of such resolution.

b) Valuation and disclosure method summary

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current statements have been incorporated line by line following the methods of FACPCE Technical Resolutions with the applicable deletions.

c) Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 4, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of September 30, 2002, and 2001, line by line with those of its subsidiary, Interclima Sociedad Anónima, where it holds majority voting rights.

Corporate control is as follows:

Subsidiary	Interest in the common stock and voting rights as of 09/30/2002	Period-end
Interclima Sociedad Anónima	99.9667%	09/30/2002

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002, AND 2001 - Continued

Figures stated in pesos – See note 1

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

d) Financial statements used in consolidation

The financial statements of Interclima Sociedad Anónima were used to prepare the consolidated financial statements as of September 30, 2002, and September 30, 2001. The former financial statements had been reviewed by Henry Martin, Lisdero y Asociados, who have issued the related limited review report on November 8, 2002.

e) Changes in significant assets

	09/30/02 $	09/30/01 $
a) PP&E		
Balance at beginning of year	38,116,245	42,506,976
Additions	285,285	1,703,392
Retirements (net of depreciation)	(62,340)	(275,403)
Depreciation	(3,970,797)	(4,084,803)
Balance at end of year	34,368,393	39,850,162
	$	$
b) Intangible assets		
Balance at beginning of year	778,966	1,068,315
Additions	-	245,491
Amortization	(295,613)	(485,342)
Balance at end of year	483,353	828,464

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MIRGOR S.A.C.I.F.I.A.

EXHIBIT C

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES, AND INTEREST IN THE COMPANY FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in pesos – See Note 1(a)

	2002													2001
							Information on the issuer							
								Latest financial statements issued						
Securities name and features	Face values	Amounts	Cost values	Value by the equity method	Highest investment value	Book values	Main business	Date	Capital	Return for period	Equity	Interest % on capital stock		Book value
Current investments:														
BAESA	1.0	246	716,754	-	-	587		-	-	-	-	-		1,298
Total current investments						587								1,298
Companies under Law No. 19,550, Section 33 (subsidiaries and affiliates)														
INTERCLIMA Sociedad Anónima	0.0001	11,996	8,871,139	10,980,768	43,088	11,023,856	Auto-part manufacturing and interchanges for air conditioning and heating equipment	09/30/02	12,000	(5,578,288)	11,081,233	99.97%		17,046,778
Total noncurrent investments						11,023,856								17,046,778
Total investments						11,024,443								17,048,076

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MIRGOR S.A.C.I.F.I.A.

EXHIBIT H

INFORMATION REQUIRED BY LAW No. 19,550, SECTION 64, SUBSECTION B(I) FOR THE NINE-MOTH PERIOD ENDED SEPTEMBER 30, 2002, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See Note 1(a)

	2002				2001
Accounts	**Production costs**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Salaries and wages	3,803,230	1,811,245	379,390	5,993,865	11,853,192
Payroll taxes and employee benefits	682,679	552,128	89,683	1,324,490	2,024,333
Insurance	300,546	89,171	7,244	396,961	528,021
Fees and training expenses	138,151	325,797	29,884	493,832	961,292
Taxes, rates, and assessments	289,201	343,972	241,941	875,114	1,546,351
Other administrative expenses	-	1,763,117	-	1,763,117	2,399,653
PP&E depreciation	2,400,770	1,568,443	71,365	4,040,578	4,154,586
Intangible asset amortization	-	225,832	-	225,832	415,559
Other production expenses	1,139,024	-	-	1,139,024	2,612,773
Customs clearance and dispatch expenses	3,278,550	-	-	3,278,550	3,281,685
Shipping, handling and freight	7,292,814	-	381,419	7,674,233	7,624,117
Other selling expenses	-	-	558,818	558,818	605,496
Total 2002	19,324,965	6,679,705	1,759,744	27,764,414	
Total 2001	24,476,569	9,323,939	2,386,550		38,187,058

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MIRGOR S.A.C.I.F.I.A.

BALANCE SHEET AS OF SEPTEMBER 30, 2002, AND 2001
Figures stated in pesos – See note 1(a)

	2002	**2001**
ASSETS		
CURRENT ASSETS		
Cash – Note 2	2,078,700	1,234,253
Investments – Note 2	2,228,553	3,360,641
Trade receivables - Note 2	17,338,151	14,775,833
Taxes receivable - Note 2	709,257	4,029,150
Other receivables - Note 2	942,678	5,268,186
Inventories - Note 2	47,989,298	42,774,917
TOTAL CURRENT ASSETS	71,286,637	71,442,980
NONCURRENT ASSETS		
Interests under Law No. 19,550, Section 33 (related companies) – Exhibit C	11,023,856	17,046,778
Taxes receivable - Note 2	2,793,603	4,721,170
Other receivables - Note 2	1,004,226	-
PP&E – Exhibit A	31,668,651	36,843,522
Intangible assets – Exhibit B	359,479	611,548
TOTAL NONCURRENT ASSETS	46,849,815	59,223,018
TOTAL ASSETS	118,136,452	130,665,998

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MIRGOR S.A.C.I.F.I.A.

BALANCE SHEET AS OF SEPTEMBER 30, 2002, AND 2001 - Continued
Figures stated in pesos – See note 1(a)

	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade payables – Note 2	16,718,788	44,076,942
Employee benefits and taxes payable – Note 2	1,204,572	2,394,708
Financial payables – Note 2	26,774,345	-
Customer prepayments – Exhibit G	4,099,786	-
Other payables – Note 2	666,621	3,708,224
Accruals – Exhibit E	1,282,899	-
TOTAL CURRENT LIABILITIES	50,747,011	50,179,874
NONCURRENT LIABILITIES		
Customer prepayments – Exhibit G	3,273,214	-
Financial payables – Note 2	2,464,164	-
Other payables – Note 2	-	799,907
TOTAL NONCURRENT LIABILITIES	5,737,378	799,907
TOTAL LIABILITIES	56,484,389	50,979,781
SHAREHOLDERS' EQUITY (as per related statement)	61,652,063	79,686,217
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	118,136,452	130,665,998

The accompanying notes 1 to 11 are an integral part of these financial statements.

U.S. SEC File
No. 82-3941

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MIRGOR S.A.C.I.F.I.A.

STATEMENT OF INCOME FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	2002	2001
Net sales (including VAT benefits amounting to 11,152,533 and 11,341,381) – Note 5(e)	81,206,219	71,538,266
Cost of goods sold – Exhibit F	(73,629,451)	(63,345,699)
GROSS REVENUES	7,576,768	8,192,567
Administrative expenses – Exhibit H	(6,514,256)	(9,159,731)
Selling expenses – Exhibit H	(1,742,004)	(2,371,276)
Other revenues	813,356	259,916
Financial income (expense) and holding gains (losses)		
From assets – Note 4	4,706,747	(452,465)
From liabilities – Note 4	(11,507,781)	(3,119,337)
Ordinary income (loss) from long-term investments	(5,594,099)	102,950
ORDINARY LOSS FOR THE PERIOD, NET	(12,261,269)	(6,547,376)
LOSS FOR THE PERIOD, NET	(12,261,269)	(6,547,376)

The accompanying notes 1 to 11 are an integral part of these financial statements.

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STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	2002											2001
							Appropriated retained earnings					
DETAIL	Capital stock	Capital stock adjustment	Noncapitalized contributions	Noncapitalized contribution adjustments	Issuance premiums	Total	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total	Total
Balances at beginning of year	2,000,000	4,194,496	1,099	122	5,276,408	11,472,125	2,294,425	74,169	2,368,594	60,072,613	73,913,332	86,233,593
Loss for the year, net	-	-	-	-	-	-	-	-	-	(12,261,269)	(12,261,269)	(6,547,376)
Balances as of September 30, 2002	2,000,000	4,194,496	1,099	122	5,276,408	11,472,125	2,294,425	74,169	2,368,594	47,811.344	61,652,063	
Balances as of September 30, 2001	2,000,000	4,194,496	1,099	122	5,276,408	11,472,125	2,294,425	74,169	2,368,594	65,845,498		79,686,217

(*) See note 3(b)

The accompanying notes 1 to 11 are an integral part of these financial statements.

U.S. SEC File
No. 82-3941

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MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CASH FLOWS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	2002	2001
CASH USED IN OPERATIONS		
ORDINARY LOSS FOR THE PERIOD, NET	(12,261,269)	(6,547,376)
Adjustments to reconcile net loss for the period to cash provided by (used in) operations:		
Amortization / depreciation	3,794,076	4,140,044
Loss from PP&E sales	(29,109)	(20,393)
Allowance for impairment in value of inventories	3,731,292	145,308
Gain from short-term investments	711	-
Gain from long-term investments	5,594,101	(102,950)
Contingency provision	1,282,899	-
Impairment in value of PP&E paid in advance from exposure to inflation	705,484	-
Changes in assets and liabilities:		
Trade receivables	(1,737,480)	7,505,441
Inventories	(15,807,178)	(3,804,357)
Trade payables	5,492,897	(8,399,611)
Financial payables	(421,343)	-
Employee benefits and taxes (net of credits) payable	4,251,479	621,500
Customer prepayments	7,373,000	-
Other	(2,512,855)	(1,408,922)
CASH USED IN OPERATIONS	(543,295)	(7,871,316)

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MIRGOR S.A.C.I.F.I.A.

CASH FLOWS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	2002	2001
CASH USED IN INVESTMENT ACTIVITIES		
PP&E acquisition	(263,712)	(1,505,468)
Revenues from PP&E sales	91,449	45,900
Development investment	-	(245,491)
FUNDS USED IN INVESTMENT ACTIVITIES	(172,263)	(1,705,059)
Changes in cash, net	(715,558)	(9,576,375)
Cash at beginning of period	5,022,225	14,169,970
Cash at end of period	4,306,667	4,593,595

The accompanying notes 1 to 11 are an integral part of these financial statements.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Restatement in constant pesos

The Company discloses its financial statements in constant pesos following the restatement method provided for in FACPCE (Argentine Federation of Professional Councils in Economic Science) Technical Resolution No. 6 by using adjustment coefficients resulting from the domestic WPI (wholesale price index) INDEC (Argentine Institute of Statistics and Census) and as provided for in CNV (Argentine Securities Commission) General Resolution No. 415.

Under the abovementioned method, the accounting measurements were restated based on the changes in the purchasing power of the currency through August 31, 1995. As from such date, based on the economic stability conditions prevailing in Argentina and as required by CNV General Resolution No. 272 and accepted by professional accounting standards, the accounting figures were not restated until December 31, 2001. Under CNV General Resolution No. 415, the restatement method was reinstated for periods as from January 1, 2002, considering the measurements taken before such date as stated in December 31, 2001, currency.

b) Disclosure methods

As from the period ended June 30, 2001, and as a result of the issuance of CNV Resolution No. 368, as amended, the Company has modified the formal presentation of the financial statements disclosing firstly the consolidated financial statements and then the stand-alone financial statements. Such change does not mean considering the consolidated financial statements as main information but they are still taken as supplementary information, as provided for in Law No. 19,550, Section 62.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

c) Valuation methods

The main valuation methods used to prepare the financial statements:

- Cash, current investments, trade receivables, other receivables and liabilities:

  In Argentine pesos: at face value at period-end including, as the case may be, interest accrued as of such date.

  In foreign currency: at nominal value in foreign currency plus accrued interest as of period-end converted at the exchange rates effective as of such dates to convert such transactions. The exchange differences were charged to income for the period.

- Inventories

  Raw material (including those in transit) were valued at replacement cost as of period-end. The valuation as of period-end does not exceed market values as of such date.

  The products manufactured were valued at reproduction cost as of period-end limited by the net realization value thereof.

- Noncurrent investments

  Companies under Section 33 of Law No. 19,550 (related companies): at value by the equity method as provided for in FACPCE Technical Resolution No. 5, calculated on the basis of the financial statements as of September 30, 2002, of Interclima S.A., which were examined by Henry Martin, Lisdero y Asociados, who issued a limited review report on November 8, 2002.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

On the other hand, the adjustments necessary to adapt the Subsidiary's valuation methods and the difference between the amount effectively paid and the abovementioned equity value in assessing the value by the equity method were allocated as follows:

- The portion related to the increased market value of the subsidiary's PP&E regarding the book value was included as value of the investment.

Income from the interest in the subsidiary is included in a separate line in the statement of income.

- PP&E

PP&E have been valued at cost restated using the GWPI (general wholesale price index) through August 31, 1995, and WPI for the period January through September 2002 less the related accumulated depreciation. Depreciation is calculated applying constant rates calculated on the basis of the estimated useful life of the related assets. The assets subject to lease have been included in this account.

The values so determined do not exceed, for each homogeneous group of assets, their recoverable value.

- Intangible assets

Research and development expenses; licenses related to new products, restated in constant pesos by using the GWPI through August 31, 1995, and WPI for the January through September 2002 period less the related accumulated amortization. These amounts are amortized applying constant rates to extinguish such values over a three-year period as from the launch of the new products.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

- Allowances:

  a) Doubtful accounts: to offset and make trader receivables adequate on an individual analysis basis of those presenting uncollectibility rates.

  b) Impairment in value: calculated on the basis of the recoverable value of deteriorated, obsolete or slow-moving items.

- Accruals:

  Contingencies: see note 11.

- Shareholders' equity accounts:

  Restated in accordance with the method described in point (a) of this note, except for the "Capital stock – Face value" account, which was booked at original value. The adjustment resulting from the restatement as of August 31, 1995, and September 30, 2002, is disclosed in the "Capital adjustment" account.

- Statement-of-income accounts

  Statement-of-income accounts have been aged by monthly period and subsequently adjusted as indicated in note 1(a).

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Income (loss) from long-term investments was calculated by the equity method using the Company's interest percentage on the subsidiary's income (loss) for the same period deducting intercompany gains (losses). In addition, this account includes the adjustments necessary to make the valuation methods of the abovementioned company with those of the subsidiary.

Financial income (expense) and holding gains (losses), as well as gain (loss) from inventory holdings, interest, and gains (losses) from exposure to inflation.

- Income tax – Tax on minimum presumed income (TOMPI)

During the current period, the Company did not accrue income tax since taxable income resulted in a NOL under current regulations.

The effect which could result form applying the deferred tax method was not considered since it was not compulsory under current professional accounting standards.

TOMPI was not accrued since under Competitiveness Law, to which the Company adhered (see note 5), the Company was exempted from such tax through June 30, 2003.

- Cash-flow statement

Under CNV Resolution No. 368, the cash-flow statement is included as an individual statement. The Company prepared such statement following the indirect methods on the basis of net income (loss) for the period adding or subtracting, as the case may be, the accounts involved in the assessment thereof but not affecting the cash and changes in assets and liabilities as well as the cash "provided by" or "used in" "investment" and "financing" activities. The Company has considered as a cash item the "Cash" account plus readily convertible investments (original placements lower of less than three months).

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 2 – COMPOSITION OF THE PRINCIPAL ACCOUNTS

	2002	2001
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	53,594	35,972
On hand in foreign currency – Exhibit G	37,141	5,882
In banks in Argentine currency	1,001,276	910,121
In banks in foreign currency – Exhibit G	986,689	282,278
	2,078,700	1,234,253
Investments		
Securities and shares – Exhibit C	587	1,298
Savings account and other in foreign currency – Exhibit G	2,227,009	3,359,334
Savings account and in Argentine currency and other	957	9
	2,228,553	3,360,641
Trade receivables		
In Argentine currency	17,423,874	14,940,222
In foreign currency – Exhibit G	-	25,233
Allowance for doubtful accounts – Exhibit E	(85,723)	(189,622)
	17,338,151	14,775,833
Taxes receivable		
Promotional benefits receivable – Note 5(c)	-	2,604,008
VAT credit	701,674	265,444
Other	7,583	1,159,698
	709,257	4,029,150
Other receivables		
Reimbursements in Argentine currency receivable – Note 5	-	2,221,382
Other	942,678	3,046,804
	942,678	5,268,186

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 2 – COMPOSITION OF THE PRINCIPAL ACCOUNTS - Continued

	2002	2001
Inventories		
Manufactured products	11,862,289	15,081,289
Raw material	35,521,077	27,079,057
Raw material in transit	5,569,644	3,092,476
Stock as of period-end – Exhibit F	52,953,010	45,252,822
Prepayments to vendors in Argentine currency	533,543	153,308
Prepayments to vendors in foreign currency – Exhibit G	1,563,785	742,819
Allowance for impairment in value – Exhibit E	(7,061,040)	(3,374,032)
	47,989,298	42,774,917
NONCURRENT ASSETS		
Taxes receivable		
Compulsory savings	8,539	18,889
VAT credit	342,538	1,737,729
Income tax prepayment	1,382,007	2,964,552
Promotional benefits receivable – Note 5(c)	935,591	-
Other	124,928	-
	2,793,603	4,721,170
Other receivables		
Reimbursements in Argentine currency receivable – Note 5	1,004,226	-
	1,004,226	-
CURRENT LIABILITIES		
Trade payables		
In local currency	7,016,695	2,490,256
Companies under Section 33, Law No. 19,550 (related companies) – Note 8	32,227	571,979
In foreign currency – Exhibit G	9,669,866	41,489,876
Interest to be accrued – Exhibit G	-	(475,169)
	16,718,788	44,076,942

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 2 – COMPOSITION OF THE PRINCIPAL ACCOUNTS - Continued

	2002	2001
Employee benefits and taxes payable		
Employee benefits	499,768	1,565,476
Taxes payable	704,804	829,232
	1,204,572	2,394,708
Financial payables		
In local currency		
Financial loans	8,264,187	-
In foreign currency		
Financial loans – Exhibit G	18,510,158	-
	26,774,345	-
Other payables – Exhibit G		
Companies under Section 33, Law No. 19,550 (related companies) – Note 8	477,008	2,212,034
Other	189,613	1,496,190
	666,621	3,708,224
NONCURRENT LIABILITIES		
Financial payables		
In local currency		
Financial loans	551,664	-
In foreign currency		
Financial loans – Exhibit G	1,912,500	-
	2,464,164	-
Other payables – Exhibit G		
Companies under Section 33, Law No. 19,550 (related companies) – Note 8	-	799,907
	-	799,907

NOTE 3 – STATEMENT OF CAPITAL – SHAREHOLDERS' EQUITY

a) Statement of capital

As provided for in the amendments to the Company's articles of incorporation approved by the Special Shareholders Meeting held May 27, 1994, the Company's capital stock was increased from 3.20 to 2,000,000.

Amounts expressed in Pesos – See Note 1.a)

NOTE 3 – STATEMENT OF CAPITAL – SHAREHOLDERS' EQUITY - Continued

The capital stock is represented by 20,000,000, registered, subscribed, paid-in, book-entry shares of common stock, face value 0.10.

The Company's shares were converted into three classes as detailed below:

Class	
A	Entitled to three (3) votes each
B	Entitled to three (3) votes each
C	Entitled to one (1) votes each

Class A, B, and C shares are entitled to the same dividend collection rights.

The capital structures as of September 30, 2002, and 2001, was:

Class	Number
A	5,200,000
B	5,200,000
C	9,600,000
TOTAL	20,000,000

b) <u>Other reserves - For future dividends</u>

This account includes the decisions made by the Shareholders' Meetings held May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,902,105, 7,335,050, and 8,405,743, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, December 13, 1999, July 18, 2000, and December 15, 2002, the Board of Directors approved the payment of 9.426,776; 9,401,160; 3,871,066; 4,202,872; and 4,202,872, respectively.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 4 – BREAKDOWN OF FINANCIAL INCOME (EXPENSE) AND HOLDING GAINS (LOSSES)

For the periods ended September 30, 2002, and 2001, this account breaks down as follows:

	2002 Provided by		2001 Provided by	
	Assets	Liabilities	Assets	Liabilities
	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain
Interest (1)	61,370	2,303,319	1,207,206	(2,151,179)
Foreign exchange difference	(4,184,890)	(16,271,132)	-	(968,158)
Holding gains (losses) - Inventories - Exhibit F	19,072,485	-	125,367	-
Allowances / accruals - Exhibit E	(2,991,002)	-	-	-
Gain (loss) on exposure to inflation	(6,853,461)	2,460,032	-	-
Current investments and tax credits – Note 5(c)	(397,755)	-	(1,785,038)	-
Subtotal	4,706,747	(11,507,781)	(452,465)	(3,119,337)
Total	(6,801,034)		(3,571,802)	

(1) Including ARS 1,282,899 – See Exhibit E.

NOTE 5 – TAX SYSTEM

The Company has been included in the following systems:

- Industrial promotion system under Law No. 19,640 of 1972 to operate in the Province of Tierra del Fuego. In this sense, the Company is entitled to certain tax and customs benefits through 2013. Such benefits include:

Amounts expressed in Pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

a) Income tax: The Federal Executive issued Decree No. 1,395/94 whereby, as from September 1, 1994, 85% (see effect of Decree No. 615/97) of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt (whose rate is 35%).

b) Value-added tax (VAT): as from April 1995, the Company's sales would be subject to 21% VAT to be charged to the customers of Mirgor S.A.C.I.F.I.A.

   Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% (see effect of Decree No. 615/97) of the net sales price to customers. Therefore, the tax obligation shrank by 8% thereof as from April 1995.

c) Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through negotiable tax credit certificates.

   DGI (Argentine tax bureau) General Resolution No. 3,838/94 provided for the procedure to obtain the tax credit certificates mentioned above. The Company booked such credits in the amount of 1,511,787.90 based on the difference of the amount originally booked and that requested on July 27, 1995, under the valuation methods disclosed in the resolution.

   On September 17, 1996, the DGI issued an opinion recognizing a larger amount in favor of the Company (2,194,141.37) as a result of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853.37 credit related to the reimbursement of VAT – Vendors to be requested under the VAT on exports recovery system.

   Considering that, on May 2, 1996, the Ministry of Economy issued Resolution No. 580/96 and that the credits are previous to April 1, 1991, the Company decided to book the recognized credit at the listed price effective as of each period-end of the Debt Consolidation Bonds issued under Law No. 23,982, as supplemented.

   On May 19, 1997, the DGI provisionally recognized the amount indicated above.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

d) Customs duties (amounting to about 15% for the Company) and the statistical rate (equivalent to 3%) of all imported inputs used for operation in Tierra del Fuego which, under the benefits granted by Law No. 19,640, are not paid by the Company.

e) The amounts saved by the Company considering the items mentioned in points (b) and (d) are:

	Periods ended	
	September 30, 2002	September 30, 2001
Value-added tax	11,152,533	11,341,381
Customs duties and statistical rate (approximate amounts)	6,860,393	5,766,867

Although the Tierra del Fuego location provides the Company with certain promotional benefits, as described above, such situation means incurring increased costs such as: salaries, communications, freight, leases, trips, etc.

Decree No. 615/97 dated July 7, 1997, amending Decree No. 1,395/94 reinstated certain tax benefits granted under Industrial Promotion Law. Based on such decree, the presumed VAT credit computable as from August 1, 1997, is equivalent to the amount resulting from applying the VAT rate (effective at the time of sale) on the net sale price to the customer. In addition, the income tax method was amended as well since the sales carried out in mainland Argentina are 100% income-tax exempt, as provided for in Law No. 19,640, Section 4(a).

As regards the rebates to be collected in Argentine currency on account of exports from the mainland to the Tierra del Fuego island, owing to delays in payment by the Federal Government, the Company filed a series of requests with the Customs Authority (Promotional Systems section) to collect such amounts. As of the date of issuance of these financial statements, such claim is still pending resolution.

Amounts expressed in Pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

- Competitiveness: established by Executive Order No. 730/01 to improve competitiveness and foster employment in Argentina. The main benefits established by the companies adhering to such system are:

  a) Full corporate indebtedness tax exemption;
  b) Full TOMPI exemption;
  c) Computation as VAT credit of the amounts paid on account of employer contributions to the SUSS (Single Social Security System).

  The benefits mentioned in (a) have been effective since August 31, 2001; those in (b) and (c) have been effective since July 1, 2001. In the case of (a) and (b), the benefits will remain in effect through June 30, 2003, while those under (c) ended on November 30, 2001.

NOTE 6 – MAJOR CUSTOMERS AND LICENSE AGREEMENTS

For the periods ended September 30, 2002, and 2001, the Company's sales to its most important customers were:

	2002	2001
Volkswagen Argentina S.A.	56%	34%
General Motor Argentina	14%	0%
Peugeot Citroen Argentina S.A.	8%	29%
Mercedes Benz	8%	21%
Renault Argentina S.A.	6%	4%

A significant portion of the Company's products are carried out under license agreements executed with Valeo Thermique Habitacle.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 7 – PARENT COMPANY

Parent Company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 2 – Buenos Aires
Main business: holding company
Voting rights: 76.47%
Shareholdings: 52%

On July 15, 1996, the transfer of 40% of Il Tevers S.A.'s shares in favor of Valeo Climatisation, indirect shareholders of 20.8% of the capital stock and 30.59% of the voting rights of MIRGOR S.A.C.I.F.I.A. On March 6, 1998, 10% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation; thus the interest in MIRGOR S.A.C.I.F.I.A. was increased to 26%.

NOTE 8 – TRANSACTIONS WITH COMPANIES UNDER LAW No. 19,550, SECTION 33 (RELATED COMPANIES)

During the course of the fiscal years ended September 30, 2002, and 2001, the Company performed merchandise purchase transactions and other transactions with its subsidiary in the amount of 677,233 and 1,801,936, respectively.

On August 20, 1998, the Company's Board of Directors decided to make irrevocable contributions on account of future capital increases totaling 3,000,000 in INTERCLIMA S.A. through part of the receivable from such company.

In addition, on November 29, 1999, the Company's Board of Directors decided to make another irrevocable contribution on account of future capital increases in the amount of 4,500,000 in INTERCLIMA S.A. through the receivable from such company. As of September 30, 2002, and 2001, the balances in favor of MIRGOR and/or INTERCLIMA S.A. amounted to:

	2002	2001
Current trade payables	(32,227)	(571,979)
Payables to companies under Law No. 19,550, Section 33 – Current	(477,008)	(2,212,034)
Payables to companies under Law No. 19,550, Section 33 – Noncurrent	-	(799,907)
Total	(509,235)	(3,583,920)

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 9 – INCOME TAX WITHHOLDING ON DIVIDENDS

When dividends are paid in excess of taxable income as provided for in Income Tax Law, a single and definitive 35% amount shall be withheld. Based on the unnumbered section subsequent to Section 69 of Income Tax Law, the Company need not withhold any amount on such account.

NOTE 10 – STAMPED AND SEALED BOOKS

The books which were stamped and sealed after the related transactions are:

Journal No.	Stamped and sealed	Period transactions
25	April 23, 2001	02/21/01 to 06/30/01
26	April 23, 2001	04/01/01 to 04/30/01
27	August 6, 2001	05/01/01 to 06/01/01
28	August 8, 2001	06/02/01 to 07/02/01
29	October 23, 2001	07/03/01 to 08/01/01
30	October 24, 2001	08/02/01 to 08/31/01
31	November 2, 2001	08/31/01 to 10/03/01
32	November 2, 2001	10/04/01 to 10/31/01
33	March 14, 2002	11/20/01 to 12/31/01
34	March 14, 2002	01/01/02 to 03/15/02
35	May 15, 2002	03/15/02 to 05/15/02

Owing to administrative issues, the transactions related to the period June 1 through September 30, 2002, have not as yet been transcribed in loose-leaf pages meeting the requirements provided for in Regulation No. 105/94 issued by the DPJ (regulatory agency of business associations of the Province of Tierra del Fuego).

NOTE 11 - MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION

During the last months of 2001, the Argentine economic activity decreased sharply, consequently impairing domestic markets. At the same time, interest rates required by investors in Argentine Government bonds significantly increased, the listed market prices of these bonds decreased considerably, and the volume of bank deposits as well as foreign credit availability decreased. Under these circumstances, the federal authorities implemented several measures, which included, among others: a) the federal and provincial public debt-restructuring program, negotiating a voluntary debt swap with bondholders, which contemplates a substantial decrease in interest rates and security of the new debt with future tax collection; and b) restrictions on the availability of bank deposits and transfers of funds abroad that are not related to certain commercial transactions.

Amounts expressed in Pesos – See Note 1.a)

NOTE 11 - MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION - Continued

Subsequently, the Federal Government declared the default on the payment of the country's external debt and on January 6, 2002, the Public Emergency and Foreign Exchange System Reform Law No. 25,561 was enacted, whereby the Federal Executive was empowered to establish a system that will determine the exchange rate between the peso and foreign currencies and put into place foreign exchange regulations. Also, the referred law amended Law No. 23,928 (currency board), and, accordingly, the economic model in force since 1991.

On February 8, 2002, the Federal Executive issued Executive Order No. 260/02, whereby the foreign exchange system was amended, replacing it with a free foreign exchange market, where all the transactions in foreign currencies will be freely traded. These transactions are subject to the requirements and regulations of the B.C.R.A.

In preparing the financial statements, management has given special consideration to the provisions of Executive Orders Nos. 214/2002 and 410/2002 and Resolution A3561 of the B.C.R.A. (which amends A3507) as regards the currency in which US-dollar denominated liabilities should be settled. However, the referred regulations give rise to different interpretations as to the criterion to determine liabilities that were comprised in the debt dedollarization, which results in an environment of uncertainty regarding the ultimate valuation of the referred liabilities.

This additional information reveals all the effects arising from the new economic and foreign exchange measures known as of the date of issuance of these financial statements. In this regard, the Company's management has made its estimations taking into account such measures, as stated in the following paragraph. The effects that future additional or supplementary measures may have on the Company will be booked upon the acknowledgment thereof by management.

Considering the comments made in the preceding paragraphs and the expected evolution of the negotiations with financial institutions, the Company's management has decided to book a provision for financial contingencies in the amount of ARS 1.3 million, which has been charged to income for the period and included in the Financial income (expense) and holding gains (losses) – actual interest, being the provision for contingencies included in current liabilities its contra account.

NOTE 11 - MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION - Continued

Also, the Company has certain tax and refunds receivable in the amount of ARS 3.8 million disclosed in noncurrent assets, whose future recovery depends on the probabilities of the Federal Government reversing its default situation, and on the generation of income subject to tax.

The situations mentioned in the paragraphs above do not allow us to ensure that the net income (loss) agrees with the balances booked by the Company. Therefore, the information included in these financial statements, and other related documentation, do not illustrate the potential impact that might derive from the situation depicted above in this note and, accordingly, should be analyzed considering that circumstance.

NOTE 12 – BANK LOANS – RESTRICTION ON THE DISTRIBUTION OF EARNINGS

Subsequent to the period-end, the Company refinanced a bank loan taken from Citibank N.A. in the amount of USD 840,000, for a 28-month term, accruing interest at LIBOR, plus 6% per month. The loan taken by the Company implies that it should meet certain terms and requirements, especially those related to keeping some equations in its quarterly financial statements, highlighting those aimed at measuring the rate of some liabilities to interest paid, as well as those related to keeping limits on the Company's indebtedness, which should not exceed USD 25 million. Additionally, the Company agreed not to distribute dividends during the term of the loan. In the opinion of management, the Company is complying with repayment agreements, as referred to above.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (U.S. "SEC")
FILE N° 82-3941

MIRGOR

SOCIEDAD ANÓNIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIÁRIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL PERIODO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2002

CONJUNTAMENTE CON EL INFORME DE REVISION LIMITADA

Y DE LA COMISIÓN FISCALIZADORA.

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto Gustavo Vázquez

VICEPRESIDENTE

Sr. José Luis Caputo

DIRECTORES TITULARES

Sr. Pablo Plesko
Sr. André Gold
Sr. Alejandro Carrera

DIRECTORES SUPLENTES

Dr. Diego García Villanueva
Sr. Bernard Clapaud
Sr. Jean Francois Vingre
Sr. Eduardo Garcia Terán
Sr. Jorge Antonio Caputo

COMISIÓN FISCALIZADORA

Síndicos Titulares

Dr. Arturo Lisdero
Dr. Adolfo Lázara
Dr. Santos Oscar Sarnari

Síndicos Suplentes

Dr. Ricardo Jorge Demattei
Dr. Jorge Puricelli

ERNST & YOUNG

Henry Martin, Lisdero y Asociados
Maipú 942 P.B. - C1006ACN
Buenos Aires, Argentina

Teléfono: (54-11) 4875-4875
Fax: (54-11) 4875-4990
www.ey.com

INFORME DE REVISIÓN LIMITADA

A los señores Accionistas y Directores de
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

Hemos efectuado una revisión limitada del estado de situación patrimonial de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 30 de septiembre de 2002 y 2001, así como los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos y notas 1 a 12 por los períodos intermedios de nueve meses finalizados en dichas fechas. Asimismo, nuestra revisión limitada incluyó el examen de la correspondiente Reseña Informativa y el estado de situación patrimonial consolidado al 30 de septiembre de 2002 y 2001 así como también los estados de resultados consolidados y los estados de origen y aplicación de fondos consolidados, incluyendo sus notas y anexos C y H por los períodos intermedios de nueve meses terminados en dichas fechas. Dichos estados contables son responsabilidad del Directorio de la mencionada Sociedad.

Nuestra revisión limitada fue efectuada de acuerdo con normas de auditoría vigentes en la República Argentina para dicho propósito, contenidas en la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas y, por lo tanto, no incluyó todos los procedimientos necesarios para realizar una auditoría completa de dichos estados contables. Una revisión limitada de estados contables correspondientes a períodos intermedios consiste principalmente en la aplicación de procedimientos analíticos de revisión y en efectuar preguntas a ejecutivos y funcionarios responsables por los aspectos contables de la Sociedad. El alcance de la revisión es sustancialmente menor al requerido para efectuar una auditoría según normas de auditoría vigentes, cuyo objetivo es expresar una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión.

Como se explica en la Nota 11 a los estados contables adjuntos, el Gobierno Nacional ha introducido cambios significativos de política económica, habiéndose dispuesto principalmente la modificación del régimen cambiario establecido por la Ley de Convertibilidad vigente desde el año 1991. En la misma nota se describen también otras medidas conocidas hasta la fecha, que afectan significativamente el entorno económico, algunas de ellas aún se hallan en proceso de instrumentación y reglamentación, incluyendo la renegociación de los pasivos financieros. El contexto general y el marco normativo vigente se hallan expuestos a cambios futuros como consecuencia de la evolución de los acontecimientos. Los estados contables adjuntos al presente deben ser leídos teniendo en cuenta las circunstancias previamente explicadas.

Basados en la revisión limitada que hemos efectuado y sujeto a los efectos que pudieran derivarse de las situaciones mencionadas en el párrafo anterior y en la nota 11 relacionadas con los aspectos que sean aplicables a los estados contables al 30 de septiembre de 2002, informamos que:

1. No estamos en conocimiento de ninguna modificación significativa que deba hacerse a los estados contables mencionados en el primer párrafo para que los mismos estén presentados de acuerdo con las normas contables profesionales vigentes en la Argentina.

2. No tenemos observaciones que formular, en lo que resulta materia de nuestra competencia, sobre la información adicional a los estados contables requerida por el Art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y la Reseña Informativa, preparadas por el Directorio de la Sociedad.

Información Adicional:

a) Las normas de auditoría y las normas contables profesionales, vigentes en la República Argentina, mencionadas en los párrafos anteriores, corresponden a la Ciudad Autónoma de Buenos Aires.

b) Los estados contables mencionados en el primer párrafo surgen de los registros contables llevados en sus aspectos formales, de conformidad con normas legales, excepto por lo indicado en la nota 10, encontrándose asentados en el libro Inventarios y Balances.

c) Los referidos estados contables han sido confeccionados respetando las normas relativas a su forma y contenido previstas en la Ley N° 19.550 y la Resolución General N° 368 de la Comisión Nacional de Valores y sus modificatorias.

d) Al 30 de septiembre de 2002 la deuda devengada en concepto de aportes y contribuciones con destino al régimen de jubilaciones y pensiones a favor de la Administración Nacional de la Seguridad Social que surge de los registros contables ascendía a $ 85.922,30 no siendo exigible a esa fecha.

Buenos Aires
8 de noviembre de 2002

HENRY MARTIN, LISDERO Y ASOC.
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adolfo Lázara (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° LXIX F° 174

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC"
FILE N° 82-3941

DOMICILIO LEGAL: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 22 de agosto de 1997.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N°32, INICIADO EL 1 DE ENERO DE 2002
RESEÑA INFORMATIVA
Por el periodo finalizado el 30 de SEPTIEMBRE de 2002
(Cifras expresadas en pesos – ver Nota 1).

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL PERIODO.

La política de firme control de la expansión monetaria y control de cambios que impuso el Banco Central logró detener el alza de los precios y simultáneamente contuvo el impacto inflacionario generado por la devaluación iniciada luego de la salida de la convertibilidad.
Es destacable que en ese período no se produjo la caída de bancos, hecho que era muy temido por los especialistas del sector.
Todos estos efectos se produjeron aun sin haberse firmado el postergado acuerdo con el Fondo Monetario Internacional y con graves hechos políticos que impiden ver claramente como serán las elecciones del año próximo.

En ese contexto, la cadena de valor automotriz sostuvo una fuerte discusión con el Ministerio de Economía para lograr que se permitiera volver al uso de los depósitos reprogramados para la compra de autos, cosa que recién se logró en el mes de octubre y luego de muchas demoras.
Las idas y vueltas en la aplicación del régimen detuvieron casi por completo las ventas de autos en el mercado doméstico, llegándose a registrar los peores niveles en la historia del país.

La actividad que permitió mantener los niveles de producción en valores menos dramáticos fue la exportación, que llevó a representar más del 80% del total de autos fabricados por las terminales. En el acumulado del año, la producción de autos se redujo un 40% con relación a igual período del año anterior, mientras que las ventas totales de las terminales han caído un 56%.

En el año, la baja de las ventas de equipos de climatización de Mirgor, en unidades, fue del 32%, pero en el trimestre, han aumentado un 7%, comparado con igual período del año anterior. La recuperación de las ventas en el trimestre está dada por el aumento de la participación de mercado de los clientes de Mirgor.

En pesos, la facturación consolidada superó en un 47% a la del tercer trimestre del año anterior (calculada a moneda constante), producto del aumento de precios que fueron negociados con los clientes para compensar los efectos de la devaluación sobre nuestros costos.

Luego del reacomodamiento que debió hacer la empresa ante los cambios de condiciones, se puede decir que se ha logrado renegociar los vencimientos de las deudas con los proveedores del exterior, los cuales han sido comprensivos de las dificultades que produjo la devaluación y han creído en las promesas efectuadas.
Del mismo modo se pueden comentar las razonables negociaciones que se han realizado con los bancos acreedores de la empresa, las cuales tal como se explica en la nota 11 no se encuentran finalizadas.

2. *ESTRUCTURA PATRIMONIAL* (cifras correspondientes a los estados consolidados y expresadas en pesos constantes – ver Nota 1)

	30/09/02	30/09/01	30/09/00	30/09/99	30/09/98
Activo Corriente	76,675,381	78,352,612	103,689,361	108,118,532	154,916,691
Activo no Corriente	43,044,582	49,800,482	51,713,833	55,039,124	53,164,399
Total del Activo	119,719,963	128,153,094	155,403,193	163,157,656	208,081,090
Pasivo Corriente	54,239,332	48,461,186	63,364,742	65,960,039	90,428,163
Pasivo no Corriente	3,824,878	0	0	0	12,736,975
Total del Pasivo	58,064,210	48,461,186	63,364,742	65,960,039	103,165,138
Participación Minoritaria	3,690	5,687	5,738	223	973
Patrimonio Neto	61,652,063	79,686,221	92,032,713	97,197,394	104,914,979
Total de Pasivo y Patrimonio Neto	119,719,963	128,153,094	155,403,193	163,157,656	208,081,090

3. *ESTRUCTURA DE RESULTADOS.* (cifras correspondientes a los estados consolidados y expresadas en pesos constantes – ver Nota 1)

	30/09/02	30/09/01	30/09/00	30/09/99	30/09/98
Resultado operativo ordinario	1,467,639	(2,177,362)	4,450,527	2,489,445	30,365,588
Resultado financieros	(13,917,610)	(3,661,608)	(4,958,744)	(3,455,351)	(2,176,491)
Otros (egresos) / ingresos	186,844	(708,364)	334,373	319,849	1,066,629
Resultado participación minoritaria	1,858	(42)	115	305	838
Resultado neto ordinario	(12,261,269)	(6,547,376)	(173,729)	(645,752)	29,256,564
Resultado extraordinario	0	0	0	0	0
Resultado participación minoritaria	0	0	0	0	(210,880)
Resultado neto	(12,261,269)	(6,547,376)	(173,729)	(645,752)	29,045,684

4. *DATOS ESTADÍSTICOS*

Volumen de unidades	30/09/02		30/09/01		30/09/00		30/09/99		30/09/98	
	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(1) 42,760	94,750	47,674	150,823	59,626	169,697	88,082	187,149	98,453	252,540
Ventas	21,068	47,257	15,141	54,682	55,468	124,230	60,011	109,994	48,612	131,017

5. *INDICES*

	30/09/02	30/09/01	30/09/00	30/09/99	30/09/98
Liquidez	1.46	1.62	1.64	1.64	1.71
Endeudamiento	0.94	0.61	0.69	0.68	0.98
Rentabilidad ordinaria antes de impuesto a las ganancias	-0.1659	-0.0809	-0.0020	-0.0060	0.3800

(1) Incluye aquella relacionada con Interclima S.A.

6. *COTIZACIONES*

ENE 02	ENE 01	FEB 02	FEB 01	MAR 02	MAR 01
4.10	4.30	4.10	4.20	4.10	4.20
ABR 02	ABR 01	MAY 02	MAY 01	JUN 02	JUN 01
4.50	4.00	4.60	3.95	4.30	4.10
JUL'02	JUL' 01	AGO'02	AGO'01	SET'02	SET'01
5.40	4.10	5.20	4.10	6.00	4.10

7. PERSPECTIVAS

Ya se han iniciado las entregas de los sistemas de climatización del Renault Clio y tenemos confirmación de programas de exportación en firme de Volkswagen y General Motors, los cuáles nos dan un horizonte de planificación que permite superar la debilidad del mercado doméstico.
La puesta en marcha del nuevo sistema de venta de autos con Boden debería ayudar a incrementar las ventas (se espera un aumento de unos 10.000 autos adicionales hasta fin de año), sin embargo, estimamos que la demanda será cubierta con stocks existentes.

Mientras esto sucede se están definiendo oportunidades de nuevos negocios de sustitución de importaciones, ayudados por un tipo de cambio que hace que los clientes puedan analizar nuevas propuestas.

Río Grande, 08 de noviembre de 2002.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N°32 POR EL PERIODO DE NUEVE MESES INICIADO EL 1 DE ENERO DE 2002 Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2002 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 22 de agosto de 1997.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 13 de abril de 2070.

Sociedad Controlante: Se expone en Nota 7 a los estados contables básicos.

Composición del capital: Ver nota 3 a los estados contables básicos.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC"
FILE N° 82-3941

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Expresados en pesos – ver Nota 1

	2002	2001
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos	3,055,140	1,249,952
Inversiones	2,228,553	3,360,641
Créditos por ventas	18,452,650	16,224,629
Créditos fiscales	914,684	5,105,449
Otros créditos	958,390	7,143,643
Bienes de Cambio	51,065,964	45,268,299
TOTAL DEL ACTIVO CORRIENTE	76,675,381	78,352,613
ACTIVO NO CORRIENTE		
Otros Créditos	2,146,070	0
Créditos fiscales	6,003,678	9,035,785
Inversiones	43,088	86,070
Activos Intangibles - Nota 1.e.b)	483;353	828,464
Bienes de Uso - Nota 1.e.a)	34,368,393	39,850,162
TOTAL DEL ACTIVO NO CORRIENTE	43,044,582	49,800,481
TOTAL DEL ACTIVO	119,719,963	128,153,094

Las notas a los estados contables consolidados y a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 30 DE SEPTIEMBRE DE 2002 Y 2001.
- Expresados en pesos — ver Nota 1

	2002	2001
PASIVO Y PATRIMONIO NETO		
PASIVO CORRIENTE		
Deudas Comerciales	18,670,099	44,350,819
Deudas Bancarias	26,774,345	0
Deudas Sociales y Fiscales	1,310,090	2,614,177
Anticipos de clientes	4,099,786	0
Otras Deudas	189,613	1,496,194
Previsiones	1,282,899	0
TOTAL DEL PASIVO CORRIENTE	52,326,832	48,461,190
PASIVO NO CORRIENTE		
Anticipo cliente	3,273,214	0
Deudas Bancarias	2,464,164	0
TOTAL DEL PASIVO NO CORRIENTE	5,737,378	0
TOTAL DEL PASIVO	58,064,210	48,461,190
Participación minoritaria	3,690	5,687
PATRIMONIO NETO	61,652,063	79,686,217
TOTAL DEL PASIVO Y PATRIMONIO NETO	119,719,963	128,153,094

Las notas a los estados contables consolidados y a los estados básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC"
FILE N° 82-3941

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADOS CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1

	2002	2001
Ventas netas (incluye beneficios fiscales de IVA por 11.152.533 y de 11.352.468 respectivamente)	90,145,765	77,095,031
Costo de las mercaderías vendidas	(80,206,443)	(67,529,672)
UTILIDAD BRUTA	9,939,322	9,565,359
Gastos de Administración	(6,679,705)	(9,323,940)
Gastos de Comercialización	(1,759,744)	(2,386,550)
Otros Egresos / Ingresos	186,844	(708,364)
Resultados financieros y por tenencia		
Generados por activos	(2,903,749)	(517,361)
Generados por pasivos	(11,013,861)	(3,144,246)
Resultado por inversiones permanentes	(32,234)	(32,232)
SUBTOTAL	(12,263,127)	(6,547,334)
Resultado participación Terceros	1,858	(42)
RESULTADO ORDINARIO NETO DEL PERIODO	(12,261,269)	(6,547,376)
PERDIDA NETA DEL PERIODO	(12,261,269)	(6,547,376)

Las notas a los estados contables consolidados y a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CONSOLIDADOS CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1

	2002	2001
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
Resultado ordinario del periodo	(12,261,269)	(6,547,376)
Ajustes para conciliar resultado del periodo con los fondos generados por (aplicados a) las operaciones		
Amortizaciones	4,266,410	4,570,145
Resultado por venta de bienes de uso	(29,109)	(20,393)
Participación minoritaria	(1,858)	42
Previsión para desvalorización de inventarios	4,163,930	174,027
Resultado por inversiones a corto plazo	711	0
Resultado por inversiones permanentes	32,236	32,232
Previsión para contingencias	1,282,899	0
Desvalorización anticipos de Bs. Uso por Exp. a la inflación	711,567	0
Variaciones de Activo y Pasivo:		
Créditos por ventas	(2,396,327)	7,199,081
Bienes de cambio	(17,158,375)	(3,640,678)
Deudas comerciales	6,868,029	(9,028,882)
Deudas bancarias	(421,343)	0
Deudas sociales y fiscales (neto de créditos)	7,086,014	(320,800)
Anticipos de clientes	7,373,000	0
Otros	930,013	(176,580)
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES	446,528	(7,759,182)

Información complementaria

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CONSOLIDADOS CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1

	2002	2001
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSIÓN		
Adquisición de bienes de uso	(285,285)	(1,703,392)
Ingreso por venta de bienes de uso	91,449	45,900
Inversión en desarrollo	0	(245,491)
FONDOS APLICADOS A LAS LAS ACTIVIDADES DE INVERSIÓN	(193,836)	(1,902,983)
Variación neta de caja, bancos y equivalentes	252,692	(9,662,165)
Caja, Bancos y equivalentes al comienzo del periodo	5,030,416	14,271,459
Caja, Bancos y equivalentes al final del periodo	5,283,108	4,609,294

Las notas a los estados contables consolidados y a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos – ver Nota 1

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables.

Los estados contables al 30 de Septiembre de 2002 y 2001 han sido preparados de acuerdo con los lineamientos de la Resolución General Nro. 368 y sus modificatorias, de la Comisión Nacional de Valores, las que se encuadran dentro de las normas contables profesionales vigentes, con las restricciones y ampliaciones establecidas en el Anexo I al libro N° 7 " Régimen Informativo " de dicha resolución.

b) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la nota 1 a los estados contables básicos, excepto por la valuación de las inversiones en sociedades controladas que en los presentes estados han sido incorporados línea por línea siguiendo los criterios de la resolución técnica Nro 4 de la FACPCE, con las eliminaciones que correspondiere.

c) Bases de Consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 30 de Septiembre de 2002 y 2001 con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital ordinario y en votos posibles al 30/09/2002	Fecha de cierre del período
Interclima Sociedad Anónima	99,9667	30/09/02

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE SEPTIEMBRE DE 2002 Y 2001.
- Cifras expresadas en pesos – ver Nota 1

d) Estados Contables Utilizados en la Consolidación

Para la preparación de los estados consolidados al 30 de Septiembre de 2002 y 30 de Septiembre de 2001 se utilizaron los estados contables de Interclima Sociedad Anónima que a la fecha señalada cuentan con la revisión de Henry Martín, Lisdero y Asociados, los que han emitido el correspondiente informe de revisión limitada de fecha 8 de noviembre de 2002.

e) Evolución de activos significativos:

	30-09-02	30-09-01
a) Bienes de Uso:	$	$
Saldo al comienzo del ejercicio	38.116.245	42.506.976
Altas	285.285	1.703.392
Bajas (neto de amortizaciones)	(62.340)	(275.403)
Amortizaciones	(3.970.797)	(4.084.803)
Saldo al cierre del ejercicio	34.368.393	39.850.162
b) Bienes Intangibles	$	$
Saldo al comienzo del ejercicio	778.966	1.068.315
Altas	0	245.491
Amortizaciones	(295.613)	(485.342)
Saldo al cierre del ejercicio	483.353	828.464

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACIÓN EN SOCIEDAD POR EL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2002 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1:a)

2002													2001
							Información sobre elemisor						
								Últimos estados contables emitidos					
Denominación y característica de los valores	Valores Nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Mayor valor de la inversión (Nota 1.c)	Valores de libros	Actividad Principal	Fecha	Capital	Rdo del periodo	P. Neto	% del partipac. s/ capital social	Valor de libros
Inversiones corrientes:													
Baesa	1.0	246	716,754			587							1,298
Total inversiones corrientes						587							1,298
Inversiones no corrientes:													
Soc. Art. 33 - Ley 19.550:													
INTERCLIMA Sociedad Anónima	1	11,996	8,871,139	10,980,768	43,088	11,023,856	Fabricación de autopartes e intercambiadores p/ equipos de aire acondicionado y calefacción	30/09/02	12,000	(5,578,288)	11,081,233	99.97%	17,046,778
Total Inversiones no corrientes						11,023,856							17,046,778
Total Inversiones						11,024,443							17,048,076

U.S. "SEC"
FILE N° 82-3941

ANEXO "H"

INFORMACIÓN REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2002 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

Rubros	2002 Costos de producción	2002 Gastos de administración	2002 Gastos de comercialización	2002 Total	2001 Total
Sueldos y jornales	3,803,230	1,811,245	379,390	5,993,865	11,853,192
Contribuciones y beneficios sociales	682,679	552,128	89,683	1,324,490	2,204,333
Seguros	300,546	89,171	7,244	396,961	528,021
Honorarios y gastos de capacitación	138,151	325,797	29,884	493,832	961,292
Impuestos, tasas y contribuciones	289,201	343,972	241,941	875,114	1,546,351
Otros gastos varios de administración	0	1,763,117	0	1,763,117	2,399,653
Amortizaciones bienes de uso	2,400,770	1,568,443	71,365	4,040,578	4,154,586
Amortizaciones intangibles	0	225,832	0	225,832	415,559
Gastos varios de producción	1,139,024	0	0	1,139,024	2,612,773
Gastos de nacionalización y despacho	3,278,550	0	0	3,278,550	3,281,685
Transportes, fletes y acarreos	7,292,814	0	381,419	7,674,233	7,624,117
Otros gastos de comercialización	0	0	558,818	558,818	605,496
TOTALES 2002	19,324,965	6,679,705	1,759,744	27,764,414	
TOTALES 2001	26,476,569	9,323,939	2,386,550		38,187,058

ESTADO DE SITUACIÓN PATRIMONIAL AL 30 DE SEPTIEMBRE DE 2002 Y 2001

\- Expresados en pesos - ver Nota 1.a)

	2002	2001
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	2,078,700	1,234,253
Inversiones - Nota 2	2,228,553	3,360,641
Créditos por ventas - Nota 2	17,338,151	14,775,833
Créditos Fiscales - Nota 2	709,257	4,029,150
Otros Créditos - Nota 2	942,678	5,268,186
Bienes de Cambio - Nota 2	47,989,298	42,774,917
TOTAL DEL ACTIVO CORRIENTE	71,286,637	71,442,980
ACTIVO NO CORRIENTE		
Inversiones Soc. Art. 33 Ley 19.550 - Anexo C	11,023,856	17,046,778
Créditos Fiscales - Nota 2	2,793,603	4,721,170
Otros Créditos - Nota 2	1,004,226	0
Bienes de Uso - Anexo A	31,668,651	36,843,522
Activo Intangibles - Anexo B	359,479	611,548
TOTAL DEL ACTIVO NO CORRIENTE	46,849,815	59,223,018
TOTAL DEL ACTIVO	118,136,452	130,665,998

Las notas 1 a 12 son parte integrante de estos estados contables.

ESTADO DE SITUACIÓN PATRIMONIAL AL 30 DE SEPTIEMBRE DE 2002 Y 2001
- Expresados en pesos – ver Nota 1.a)

	2002	2001
PASIVO Y PATRIMONIO NETO		
PASIVO CORRIENTE		
Deudas Comerciales - Nota 2	16,718,788	44,076,942
Deudas Sociales y Fiscales - Nota 2	1,204,572	2,394,708
Deudas Bancarias - Nota 2	26,774,345	0
Anticipo clientes - Anexo G	4,099,786	0
Otras Deudas - Nota 2	666,621	3,708,224
Previsiones - Anexo E	1,282,899	0
TOTAL DEL PASIVO CORRIENTE	50,747,011	50,179,874
PASIVO NO CORRIENTE		
Anticipo clientes - Anexo G	3,273,214	0
Deudas Bancarias - Nota 2	2,464,164	0
Otras Deudas - Nota 2	0	799,907
TOTAL DEL PASIVO NO CORRIENTE	5,737,378	799,907
TOTAL DEL PASIVO	56,484,389	50,979,781
PATRIMONIO NETO (Según estado respectivo)	61,652,063	79,686,217
TOTAL DEL PASIVO Y PATRIMONIO NETO	118,136,452	130,665,998

Las notas 1 a 12 son parte integrante de estos estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2002	2001
Ventas netas		
(incluye beneficios fiscales de IVA por 11.152.533 y de		
11.341.381 respectivamente) - Nota 5.e	81,206,219	71,538,266
Costo de las mercaderías vendidas - Anexo F	(73,629,451)	(63,345,699)
UTILIDAD BRUTA	7,576,768	8,192,567
Gastos de Administración - Anexo H	(6,514,256)	(9,159,731)
Gastos de Comercialización - Anexo H	(1,742,004)	(2,371,276)
Otros Ingresos	813,356	259,916
Resultados financieros y por tenencia		
Generados por activos - Nota 4	4,706,747	(452,465)
Generados por pasivos - Nota 4	(11,507,781)	(3,119,337)
Resultado ordinario por inversiones permanentes	(5,594,099)	102,950
RESULTADO ORDINARIO NETO DEL PERIODO	(12,261,269)	(6,547,376)
PERDIDA NETA DEL PERIODO	(12,261,269)	(6,547,376)

Las notas 1 a 12 son parte integrante de estos estados contables.

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2002 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

\- Expresadas en pesos – ver Nota 1.a)

DETALLE	2002											2001
	Capital Social	Ajuste del capital social	Ajustes no capitalizados	Ajustes aportes no capitalizados	Primas de emisión	Total	Ganancias reservadas			Resultados no asignados	Total	Total
							Reserva legal	Otras reservas (*)	Total			
Saldos al inicio del ejercicio	2,000,000	4,194,496	1,099	122	5,276,408	11,472,125	2,294,425	74,169	2,368,594	60,072,613	73,913,332	86,233,593
Resultado neto del periodo										(12,261,269)	(12,261,269)	(6,547,376)
Saldos al 30 de Septiembre de 2002	2,000,000	4,194,496	1,099	122	5,276,408	11,472,125	2,294,425	74,169	2,368,594	47,811,344	61,652,063	
Saldos al 30 de Septiembre de 2001	2,000,000	4,194,496	1,099	122	5,276,408	11,472,125	2,294,425	74,169	2,368,594	65,845,498		79,686,217

(*) Ver nota 3.b-

Las notas 1 a 12 son parte integrante de estos estados contables.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC"
FILE N° 82-3941

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 SEPTIEMBRE DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2002	2001
FONDOS APLICADOS A LAS OPERACIONES		
RESULTADO ORDINARIO NETO DEL PERIODO	(12,261,269)	(6,547,376)
Ajustes para conciliar el resultado neto del período con los fondos generados por (aplicados a) las operaciones:		
Amortizaciones	3,794,076	4,140,044
Resultado por venta de bienes de uso	(29,109)	(20,393)
Previsión para desvalorización de inventarios	3,731,292	145,308
Resultado por inversiones a corto plazo	711	0
Resultado por inversiones permanentes	5,594,101	(102,950)
Previsión para contingencias	1,282,899	0
Desvalorización anticipos de bs. Uso por exp. a la inflación	705,484	0
Variaciones en activos y Pasivos:		
Créditos por ventas	(1,737,480)	7,505,441
Bienes de cambio	(15,807,178)	(3,804,357)
Deudas comerciales	5,492,897	(8,399,611)
Deudas bancarias	(421,343)	0
Deudas sociales y fiscales (neto de créditos)	4,251,479	621,500
Anticipos de clientes	7,373,000	0
Otros	(2,512,855)	(1,408,922)
FONDOS APLICADOS A LAS OPERACIONES	(543,295)	(7,871,316)

Las notas 1 a 12 son parte integrante de estos estados contables.

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2002	2001
FONDOS APLICADOS A LA ACTIVIDAD DE INVERSION		
Adquisición de bienes de uso	(263,712)	(1,505,468)
Ingreso por venta de bienes de uso	91,449	45,900
Inversión en desarrollos	0	(245,491)
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSION	(172,263)	(1,705,059)
Variación neta de caja, bancos y equivalentes	(715,558)	(9,576,375)
Caja, Bancos y equivalentes al comienzo del ejercicio	5,022,225	14,169,970
Caja, Bancos y equivalentes al final del período	4,306,667	4,593,595

Las notas 1 a 12 son parte integrante de estos estados contables.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Reexpresión en moneda constante

La Sociedad presenta sus estados contables en moneda constante, siguiendo el método de reexpresión establecido en la Resolución Técnica N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), mediante el empleo de coeficientes de ajuste derivados del índice de precios internos al por mayor (IPIM) del Instituto Nacional de Estadísticas y Censos y de acuerdo con las modalidades establecidas en la Resolución General N° 415 de la Comisión Nacional de Valores.

De acuerdo con el método mencionado, las mediciones contables fueron reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el 31 de agosto de 1995. A partir de dicha fecha, en base a las condiciones de estabilidad económica prevaleciente y de acuerdo con lo requerido por la Resolución General N° 272 de la Comisión Nacional de Valores y aceptado por las normas contables profesionales, las menciones contables no fueron reexpresadas hasta el 31 de diciembre de 2001. En virtud de la Resolución General N° 415 de la Comisión Nacional de Valores, se reanudó la aplicación del método con efectos a partir del 1 de enero de 2002, considerándose las mediciones contables anteriores a esta fecha expresadas en moneda del 31 de diciembre de 2001.

b) Criterios de exposición contable

A partir del período cerrado el 30 de Junio de 2001, y como consecuencia de la sanción de la Resolución N° 368, y sus modificatorias, de la Comisión Nacional de Valores, la sociedad ha modificado el ordenamiento formal de los estados contables, exponiendo en primer término los estados contables consolidados y en segundo lugar los básicos. Dicha modificación no implica considerar a los estados contables consolidados como información principal, sino por el contrario los mismos continúan constituyendo información complementaria, tal cual lo dispone el segundo párrafo del artículo 62 de la Ley 19.550.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

c) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables fueron los siguientes:

- Caja y bancos, inversiones corrientes, créditos por ventas, otros créditos y pasivos:
- En moneda nacional: a su valor nominal al cierre del período, incluyéndose de corresponder, los intereses devengados pertinentes a dichas fechas.
- En moneda extranjera: a su valor nominal en moneda extranjera más los intereses devengados al cierre del período, convertidos a los tipos de cambio vigentes a dichas fechas para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados del período.

- Bienes de cambio:
- Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a sus valores de reposición al cierre del periodo. La valuación al cierre del período no supera los precios de plaza a esa fecha.
- Los productos elaborados fueron valuados a su costo de reproducción al cierre del período con límite en su valor neto de realización.

- Inversiones no corrientes:

- Sociedades Art. 33 – Ley 19.550: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 5 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los estados contables al 30 de Septiembre de 2002 de Interclima S.A., los cuales han sido examinados por Henry Martin, Lisdero y Asociados, habiéndose emitido sobre ellos un informe de revisión limitada de fecha 08 de Noviembre de 2002.

Por otra parte, en la determinación del valor proporcional fueron considerados los ajustes necesarios para adaptar los criterios de valuación de la Sociedad controlada a los de la Sociedad y la diferencia entre el monto efectivamente pagado y el señalado valor patrimonial fue imputada de la siguiente manera:

- La porción relacionada con mayor valor del mercado de los bienes de uso de la controlada respecto del valor de libros se incluyó como valor de la inversión.

El resultado por la participación en la Sociedad controlada se incluye en línea separada en el estado de resultados.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 1 - BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- Bienes de Uso

Los bienes de uso se encuentran valuados a su costo reexpresado mediante la utilización de los índices I.P.I.M.N.G. hasta el 31 de Agosto de 1995 e I.P.I.M. por el período de Enero a Septiembre de 2002, menos las correspondientes amortizaciones acumuladas. Las amortizaciones se calculan aplicando tasas constantes calculadas en base a la vida útil estimada de los respectivos bienes. Como parte integrante de este rubro se incluyen aquellos bienes destinados a la locación.

Los valores así determinados no exceden, para cada grupo homogéneo de bienes, su valor recuperable.

- Activos Intangibles
- Gastos de investigación y desarrollo; Licencias vinculadas a nuevos productos, reecpresados en moneda constante mediante la utilización de los índices I.P.M.N.G. hasta el 31 de Agosto de 1995 e I.P.I.M. por el período Enero a Septiembre de 2002, menos las correspondientes amortizaciones acumuladas. Estos importes se amortizan aplicando tasas constantes para extinguir dichos valores en un período de tres años a partir del lanzamiento al mercado de los nuevos productos.

- Previsiones:
- Deducidas del activo:

  a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas, sobre una base de análisis individual de aquellos que prestan índices de incobrabilidad.

  b) Desvalorización de cambio: se ha calculado teniendo en cuenta el valor recuperable de los ítems deteriorados, obsoletos o de lento movimiento.
- Incluidas en el Pasivo:

  - Para contingencias: ver nota 11

- Cuentas de patrimonio neto:
- Se encuentran reexpresadas de acuerdo con el método descripto en el apartado a) de la presente nota, excepto la cuenta "Capital Social – Valor Nominal ", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión en moneda del 31 de agosto de 1995 y del 30 de Septiembre de 2002 se expone en la cuenta "Ajuste del Capital".

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- Cuentas del estado de resultados

- Las cuentas de resultados han sido anticuadas por períodos mensuales y luego actualizadas de acuerdo con lo indicado en la Nota 1.a).
- Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la controlada, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la sociedad mencionada, a la controlada.
- Los resultados financieros y por tenencia incluyen las diferencias de cambio, como así también el resultado por tenencia de bienes de cambio, los intereses y los resultados por exposición al cambio en el poder adquisitivo de la moneda.

- Impuesto a las Ganancias – Impuesto a las ganancias mínimas presuntas.

En el presente período no se constituyó una provisión por el impuesto a las ganancias, debido a que el resultado fiscal arrojó quebranto calculado de acuerdo con las normas vigentes.

No se ha considerado el efecto que pudiera resultar de la aplicación del método de impuesto diferido, por no resultar el mismo obligatorio, de acuerdo con las normas contables profesionales vigentes.

No se constituyó una provisión por el impuesto a las ganancias mínimas presuntas, debido a que de acuerdo con la Ley de Competitividad, a la cual la sociedad se adhirió (Ver Nota 5), por lo cual se ha eximido a la empresa del pago del mismo, y cuya vigencia se extiende hasta el 30 de Junio de 2003.

- Estado de origen y aplicación de fondos

De acuerdo con lo previsto en la Resolución N°368 de la Comisión Nacional de Valores, se incluye como estado básico al Estado de Origen y Aplicación de Fondos. La Sociedad preparó dicho estado de acuerdo con el método indirecto, partiendo del resultado neto del ejercicio y sumándole o deduciéndole, según corresponda, aquellas partidas que intervinieron en su determinación pero que no afectaron los fondos y los cambios en activos y pasivos, como así también los fondos "generados por" o "aplicados a" las actividades de "inversión" y de "financiación". La Sociedad ha considerado como concepto de "fondos" al rubro caja y bancos, más las inversiones de rápida conversión en efectivo (colocaciones originales menores a tres meses de plazo).

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC"
FILE N° 82-3941

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2002	2001
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	53,594	35,972
Caja moneda extranjera	37,141	5,882
Bancos moneda nacional	1,001,276	910,121
Bancos moneda extranjera	986,689	282,278
	2,078,700	1,234,253
Inversiones		
Titulos y Acciones	587	1,298
Caja de ahorro y otros en moneda ext.	2,227,009	3,359,334
Caja de ahorro en moneda nacional y otros	957	9
	2,228,553	3,360,641
Créditos por ventas		
Deudores por ventas	17,423,874	14,940,222
Deudores por ventas moneda extranjera	0	25,233
Previsión deudores incobrables	(85,723)	(189,622)
	17,338,151	14,775,833
Créditos fiscales		
Beneficios promocionales a cobrar - Nota 5.c.)	0	2,604,008
IVA crédito fiscal	701,674	265,444
Otros	7,583	1,159,698
	709,257	4,029,150
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 5	0	2,221,382
Otros	942,678	3,046,804
	942,678	5,268,186

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2002	2001
Bienes de cambio		
Productos elaborados	11,862,289	15,081,289
Materia prima	35,521,077	27,079,057
Materia prima en tránsito	5,569,644	3,092,476
Existencia al cierre	52,953,010	45,252,822
Anticipo a proveedores en moneda nacional	533,543	153,308
Anticipo a proveedores en moneda extranjera	1,563,785	742,819
Previsión para desvalorización	(7,061,040)	(3,374,032)
	47,989,298	42,774,917
ACTIVO NO CORRIENTE		
Créditos Fiscales		
Ahorro obligatorio	8,539	18,889
I.V.A. Crédito fiscal	342,538	1,737,729
Anticipo impuesto a las ganancias	1,382,007	2,964,552
Beneficios promocionales a cobrar - Nota 5.c)	935,591	0
Otros	124,928	0
	2,793,603	4,721,170
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 5	1,004,226	0
	1,004,226	0

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2002	2001
PASIVO CORRIENTE		
Deudas Comerciales		
En moneda local	7,016,695	2,490,256
Deudas comerciales Soc. Art. 33 ley 19.550 - Nota 8	32,227	571,979
En moneda extranjera	9,669,866	41,489,876
Intereses a devengar	0	(475,169)
	16,718,788	44,076,942
Deudas Sociales y Fiscales		
Deudas sociales	499,768	1,565,476
Deudas fiscales	704,804	829,232
	1,204,572	2,394,708
Deudas Bancarias		
En moneda local		
Préstamos Financieros	8,264,187	0
En moneda extranjera		
Préstamos Financieros	18,510,158	0
	26,774,345	0
Otras Deudas		
Sociedad Art. 33 Ley 19.550 -Nota 8	477,008	2,212,034
Otras	189,613	1,496,190
	666,621	3,708,224
PASIVO NO CORRIENTE		
Deudas Bancarias		
En moneda local		
Préstamos Financieros	551,664	0
En moneda extranjera		
Préstamos Financieros	1,912,500	0
	2,464,164	0
Otras deudas		
Sociedad Art. 33 Ley 19.550 -Nota 8	0	799,907
	0	799,907

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

De acuerdo con lo dispuesto por la modificación al estatuto de la Sociedad, aprobado por la Asamblea General Extraordinaria de Accionistas del 27 de mayo de 1994, el capital de la Sociedad se incrementó de 3,20 a 2.000.000-

El mismo está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado.

Las acciones de la Sociedad fueron convertidas en tres clases, como se detalla a continuación:

Clase de acciones	Votos
Clase "A"	Con derecho a tres (3) votos c/u.
Clase "B"	Con derecho a tres (3) votos c/u.
Clase "C"	Con derecho a un (1) voto c/u.

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

La estructura del capital al 30 de Septiembre de 2002 y 2001, era la siguiente:

Clase de acciones	Cantidad
Clase "A"	5.200.000
Clase "B"	5.200.000
Clase "C"	9.600.000
TOTAL	20.000.000

b) Otras reservas – para futuros dividendos.

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.902.105, 7.335.050 y 8.405.743, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.426.776, de 9.401.160, de 3.871.066, de 3.871.066, de 4.202.872 y de 4.202.872 respectivamente.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – APERTURA DE RESULTADOS FINANCIEROS Y POR TENENCIA

La composición del rubro por los períodos finalizados el 30 de Septiembre de 2002 y de 2001, fue la siguiente:

	2002		2001	
	Generados por		Generados por	
	Activos	Pasivos	Activos	Pasivos
	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia
Intereses (1)	61,370	2,303,319	1,207,206	(2,151,179)
Diferencia de cambio	(4,184,890)	(16,271,132)	0	(968,158)
Resultado por tenencia				
- Bienes de cambio -	19,072,485		125,367	
- Previsiones -	(2,991,002)		0	
Resultado por exposición al cambio en el poder adquisitivo de la moneda	(6,853,461)	2,460,032	0	0
- Inversiones corrientes y créditos fiscales - Nota 5.c	(397,755)		(1,785,038)	
Subtotal	4,706,747	(11,507,781)	(452,465)	(3,119,337)
Total	(6,801,034)		(3,571,802)	

(1) Incluye $ 1.282.899

NOTA 5 – REGIMEN IMPOSITIVO

La Sociedad se encuadra en los siguientes Regímenes:

- De promoción Industrial, establecido por la Ley Nacional N°19.640 del año 1972, por desarrollar actividades en la Provincia de Tierra del Fuego. En tal sentido, la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

  a) Impuesto a las Ganancias: Mediante el Decreto N°1395/94 el Poder Ejecutivo Nacional estableció que, a partir del 1° de septiembre de 1994, debe atribuirse como renta exenta del impuesto a las ganancias (cuya alícuota actual es del 35%) por las utilidades imputables a esa Provincia, el 85% (ver efecto del Decreto 615/97) del precio de venta al cliente.

  b) Impuesto al valor agregado (IVA): las ventas de la Sociedad están gravadas por el IVA a la tasa del 21% a partir de abril de 1995, que es cobrado a los clientes de Mirgor S.A.C.I.F.I.A.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO– *Continuación*

El Decreto N°1395/94 dispuso que el crédito fiscal presunto, computable a partir del 1° de septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% (ver efecto del Decreto 615/97) del precio neto de venta al cliente. Por lo tanto, la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995.

c) Por medio de la Ley N°23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990. Como resultado de ello, la Sociedad efectuó pagos en concepto de Impuesto a los Capitales e Impuesto al Valor Agregado que, de acuerdo con la citada Ley, les serían reembolsados a través de bonos de crédito fiscal.

La Resolución General N°3838/94 de la Dirección General Impositiva reglamentó la forma para obtener los señalados bonos (certificados de crédito fiscal), la Sociedad contabilizó oportunamente dichos créditos por 1.511.787,90-, en virtud de la diferencia surgida entre el importe originalmente contabilizado y la suma solicitada con fecha 27 de junio de 1995 de acuerdo con las normas de valuación de dicha resolución.

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó del dictamen en el cual reconoció un monto superior a favor de la Sociedad (2.194.141,99) como consecuencia de la aplicación en la actualización de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Asimismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853,37 a ser tramitado por el régimen de recupero de IVA por exportación.

Teniendo en consideración que el 2 de mayo de 1996, el Ministerio de Economía y Obras y Servicios Públicos emitió la Resolución N°580/96, y que se trata de créditos anteriores al 1° de abril de 1991, la Sociedad decidió registrar el crédito reconocido al valor de cotización, vigente al cierre de cada período, de los Bonos de Consolidación de Deuda emitidos de conformidad con la Ley 23.982 y sus disposiciones reglamentarias.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

d) Derechos aduaneros (que para la Sociedad resulta aproximadamente 15%) y la tasa de estadística (equivalente al 3%) de todos los insumos importados empleados para sus operaciones en Tierra del Fuego que por los beneficios otorgados por la Ley 19.640 no son abonados.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

e) El ahorro obtenido por la'Sociedad por los conceptos señalados en los apartados b) y d) son los siguientes:

	Períodos Finalizados el 30 de Septiembre de	
	2002	2001
Impuesto al Valor Agregado	11,152,533	11,341,381
Derechos aduaneros y tasa de estadística (monto aproximados)	6,860,393	5,766,867

Si bien la localización en la Provincia de Tierra del Fuego implica para la Sociedad gozar de los beneficios promocionales descriptos en los párrafos anteriores, tal situación origina por otra parte, incurrir en mayores costos tales como: salarios, comunicaciones, fletes, alquileres, viajes, etc.

El Decreto N°615/97 de fecha 7 de julio de 1997, modificatorio del Decreto N°1395/94 restituyó ciertos beneficios impositivos otorgados al amparo de la Ley de Promoción Industrial. En virtud de dicho decreto, el crédito fiscal presunto computable a partir del 1° de agosto de 1997, en el Impuesto al Valor Agregado equivale al que resulte de aplicar la tasa del gravamen (vigente al momento de la venta) sobre el precio neto de la venta al cliente. Asimismo, modificó el criterio en el impuesto a las Ganancias, dado que las ventas realizadas al Territorio Continental de la Nación gozan de la exención del 100% del impuesto previsto en el inciso a) del Art. 4° de la Ley 19.640-.

Con relación a los reintegros a cobrar en moneda nacional por exportaciones realizadas del continente a la Isla de Tierra del Fuego, debido a demoras en el pago por parte del Estado Nacional, la sociedad presentó una serie de solicitudes para el cobro de los mismos ante la Dirección General de Aduanas (Sección Regímenes Promocionales). A la fecha de emisión de los presentes Estados Contables, dicho reclamo continua en gestión administrativa.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

- De competitividad, establecido por el Decreto Nacional N° 730/01 a los efectos de mejorar la competitividad y la generación de empleo en el país. Los principales beneficios que se establecieron para las empresas adheridas se detallan a continuación:
  a) Exención total del impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario;
  b) Exención total del impuesto a la ganancia mínima presunta;
  c) Cómputo como crédito fiscal en el impuesto al valor agregado de los montos abonados en concepto de contribuciones patronales sobre la nómina salarial con destino al Sistema Unico de Seguridad Social (SUSS).

  Los beneficios indicados en a) tienen vigencia a partir del 31 de Agosto de 2001, los señalados en b) y c) a partir del 1° de Julio de 2001. En los casos a) y b) el goce de los beneficios finalizan el 30 de Junio de 2003; y el señalado en c) finalizó el 30 de Noviembre de 2001.

NOTA 6 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA

Por los períodos finalizados al 30 de Septiembre de 2002 y 2001, las ventas de la Sociedad a sus clientes más significativos fueron las siguientes:

	2002	2001
Volkswagen Argentina S.A.	56%	34%
General Motor Argentina	14%	0%
Peugeot Citroen Argentina S.A.	8%	29%
Renault Argentina S.A	8%	21%
Mercedez Benz	6%	4%

Una significativa parte de los productos de la Sociedad son realizados bajo acuerdos de licencia con Valeo Thermique Habilitacle.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 7 – SOCIEDAD CONTROLANTE

Sociedad Controlante: Il Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Capital

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de Il Tevere S.A. a favor de Valeo Climatisation, quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de Il Tevere S.A. a favor de Valeo Climatisation; por lo cual la participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%.

NOTA 8 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N°19.550

En el transcurso de los ejercicios finalizados el 30 de Septiembre de 2002 y 2001, la Sociedad ha realizado operaciones de compras de mercaderías y otras operaciones con su controlada por 677.233 - y 1.801.936 respectivamente. –

Con fecha 20 de agosto de 1998, el Directorio de la Sociedad, decidió efectuar un aporte irrevocable para futuros aumentos de capital, por la suma de 3.000.000, en INTERCLIMA S.A., a través de parte de la deuda que dicha compañía mantenía con la Sociedad.

Asimismo con fecha 29 de noviembre de 1999 el Directorio de la Sociedad decidió efectuar otro aporte irrevocable para futuros aumentos de capital, por la suma de 4.500.000, en INTERCLIMA S.A., a través de la deuda que dicha compañía mantenía con la Sociedad.

Al 30 de Septiembre de 2002 y 2001 los saldos a favor de MIRGOR y/o INTERCLIMA S.A. ascendían a:

	2002	2001
Deudas Comerciales Corrientes	(32.227)	(571.979)
Deudas Soc Art. 33 Ley 19.550 – Corrientes	(477.008)	(2.212.034)
Deudas Sociedades Art. 33 Ley 19.550 – No Corrientes	0	(799.907)
TOTAL	(509.235)	(3.583.920)

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 9 – RETENCION DE IMPUESTO A LAS GANACIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTA 10 - LIBROS RUBRICADOS

Se detallan a continuación los libros con fecha de rúbrica posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
25	23 de Abril de 2001	21/02/01 al 31/03/01
26	23 de Abril de 2001	01/04/01 al 30/04/01
27	06 de Agosto de 2001	01/05/01 al 01/06/01
28	08 de Agosto de 2001	02/06/01 al 02/07/01
29	23 de Octubre de 2001	03/07/01 al 01/08/01
30	24 de Octubre de 2001	02/08/01 al 31/08/01
31	2 de Noviembre de 2001	31/08/01 al 03/10/01
32	2 de Noviembre de 2001	04/10/01 al 31/10/01
33	14 de Marzo de 2002	20/11/01 al 31/12/01
34	14 de Marzo de 2002	01/01/02 al 15/03/02
35	15 de mayo de 2002	15/03/02 al 15/05/02

Con relación a las operaciones del período 1 de Junio al 30 de Septiembre de 2002, por razones de índole administrativas, a la fecha no se encuentran transcriptas en las hojas móviles que cumplan con los requisitos indicados en la disposición D.P.J. N° 105/94, emitida por la Dirección de Personas Jurídicas de Tierra del Fuego.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a).

NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA

Durante los últimos meses del año 2001 la economía argentina experimentó una fuerte disminución en su nivel general de actividad con el consiguiente deterioro de los mercados locales. Paralelamente se incrementaron considerablemente las tasas de interés requeridas por los inversores en títulos de deuda de la República Argentina, las cotizaciones de dichos títulos disminuyeron significativamente y el sistema financiero sufrió la reducción del nivel de depósitos y la restricción del acceso al crédito internacional. En dicho contexto, las autoridades nacionales implementaron diversas medidas que comprendieron, entre otras, la reestructuración de la deuda pública nacional y provincial mediante la negociación, con los tenedores locales de bonos, de un canje voluntario de deuda que prevé una disminución sustancial en la tasa de interés y el otorgamiento como garantía de la recaudación impositiva futura; restricciones a la libre disponibilidad de los fondos depositados en entidades financieras así como la imposibilidad de efectuar transferencias al exterior que no correspondan a ciertas operaciones comerciales.

Posteriormente, el Gobierno Nacional declaró el incumplimiento del pago de los servicios de la deuda externa y el 6 de enero de 2002, se sancionó la Ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario en virtud de la cual se facultó al Poder Ejecutivo para establecer el sistema que determinará la relación de cambio entre el peso y las divisas extranjeras y dictar regulaciones cambiarias. Asimismo, la citada ley modificó la Ley N° 23.928 (Ley de Convertibilidad) y por ende el modelo económico vigente desde 1991.

Con fecha 8 de febrero de 2002, el Poder Ejecutivo, emitió el Decreto N° 260/02 por el cual se estableció el régimen de cambios reemplazándolo por un mercado libre y único de cambios a través del cual se cursarán todas las operaciones en divisas extranjeras, quedando todas esta operaciones sujetas a los requisitos y reglamentaciones del BCRA.

Cabe aclarar que en la elaboración de los estados contables la gerencia ha tenido especial consideración el espíritu de los Decretos 214/2002, 410/2002 y Resolución A3561 del BCRA (modificatoria de la A3507) en lo que se refiere a la moneda en la cual deben ser cancelados los pasivos en dólares estadounidenses. Sin embargo, las normas referidas generan diversas interpretaciones en cuanto al criterio de determinación de los pasivos que quedaron encuadrados en la pesificación de las deudas, lo cual origina un marco de incertidumbre con relación al desenlace final en cuanto a la valuación que en definitiva tendrán los pasivos referidos.

La presente información complementaria expone todos los efectos derivados de las nuevas medidas económicas y cambiarias significativas conocidas a la fecha de emisión de los presentes estados contables. En tal sentido, la Dirección de la Sociedad ha efectuado sus estimaciones considerando dichas medidas, lo cual se expone en el siguiente apartado. Los efectos que medidas adicionales o complementarias futuras pudieran tener sobre la Sociedad, serán reconocidos contablemente cuando las mismas sean de conocimiento de la Dirección.

NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA –Continuación

Teniendo en cuenta los comentarios vertidos en los párrafos anteriores y considerando las expectativas del desenvolvimiento de las negociaciones con las entidades financieras, la Dirección de la sociedad ha decidido registrar una previsión para contingencias financieras por la suma de $1,3 millones, la cual ha sido registrada con cargo a los resultados del período e incluida en los Resultados financieros y por tenencia – intereses reales -, siendo su contrapartida las previsiones para contingencias del pasivo corriente.

Al mismo tiempo la Empresa mantiene créditos fiscales y reintegros a cobrar por la suma de $ 3,8 millones expuestos en el activo no corriente cuya recuperación futura depende tanto de las probabilidades del Estado Nacional en revertir la declaración de falta de pago de su deuda, así como también de la generación de ingresos sujeto a impuestos.

Las situaciones expuestas en los párrafos precedentes no permiten asegurar que el resultado final concuerde con los saldos registrados contablemente por la compañía, por lo cual la información incluida en los estados contables y demás documentación relacionada, no contiene el impacto potencial que podría derivarse de la situación descripta en esta nota y por lo tanto debe ser analizada considerando tal circunstancia.

NOTA 12 – PRESTAMOS BANCARIOS – RESTRICCIÓN A LA DISTRIBUCIÓN DE UTILIDADES

Con posterioridad al cierre del período la Sociedad refinanció un préstamo bancario con el Citibank N.A. por la suma de U$S 840.000, a un plazo de 28 meses con pago de intereses conforme la tasa LIBOR más un 6% en forma mensual. La contratación de este préstamo implica para la Sociedad el cumplimiento de ciertas condiciones y requisitos, especialmente aquellas referidas al mantenimiento de ciertas ecuaciones en sus estados contables medidos en forma trimestral, destacándose entre ellas las destinadas a medir la relación entre algunos pasivos y los intereses pagados, como así también el mantenimiento de limites en el endeudamiento contraído por la Compañía, el que no puede superar la suma de U$S 25 millones. Por otra parte la Compañía se comprometió a no distribuir dividendos durante la vigencia del préstamo. En opinión de la Dirección, la Sociedad esta cumpliendo con los pactos de endeudamiento referidos anteriormente.